ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20080691455-00
[signature]	Filing Date and Time 10/20/2008 11:20 AM
Ross Miller Secretary of State State of Nevada	Entity Number C29417-2001

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Joytoto USA, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1: Name of Corporation: Pollex, Inc.

See Annex attached.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: Majority

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ANNEX

Article 3: Capitalization:

The total number of shares which the Company shall have the authority to issue is Three Hundred and Ten Million (310,000,000) shares of two classes of capital stock to be designated respectively preferred stock ("Preferred Stock") and common stock ("Common Stock"). The total number of shares of Common Stock the Corporation shall have authority to issue is 300,000,000 shares, par value $0.001 per share. The total number of shares of Preferred Stock the Corporation shall have authority to issue is 10,000,000 shares, par value $0.001 per share. The Preferred Stock authorized by these Articles of Incorporation may be issued in series. The Board of Directors is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series including, but not limited to:

(1) the designation of each series and the number of shares that shall constitute the series;

(2) the rate of dividends, if any, payable on the shares of each series, the time and manner of payment and whether or not such dividends shall be cumulative;

(3) whether shares of each series may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(4) sinking fund provisions, if any, for the redemption or purchase of shares of each series which is redeemable;

(5) the amount, if any, payable upon shares of each series in the event of the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the manner and preference of such payment; and

(6) the voting rights, if any, in the shares of each series and any conditions upon the exercising of such rights.

The outstanding shares of Common Stock shall be reverse split on a one-for-thirty basis, effective as of the effective date of this Certificate of Amendment. The number of authorized, but unissued shares shall not be affected by the reverse stock split.